Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following selected financial data and discussion of the Company’s operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K and the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission, or the SEC, on March 25, 2024, or the Annual Report. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and reported in U.S. dollars. The Company maintain its accounting books and records in U.S. dollars and its functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Mobilicom,” the “Company,” “we,” “us” and “our” refer to Mobilicom Limited, an Australian corporation, and to Mobilicom Ltd., the Company’s Israeli subsidiary. “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars, “AUD$” or “AUD” means Australian dollars and “NIS” means New Israeli Shekel.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of the Company’s products, and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by the Company’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which the Company operates;

●	projected cash flows, future revenues, capital expenditures and liquidity; and

●	changes in the Company’s strategy.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s Annual Report and the other risk factors discussed from time to time by the Company in reports filed or furnished to the SEC.

Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and the related notes included in the Annual Report as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon the Company’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties. Commencing January 1, 2024, the Company moved from AUD as its functional and presentation currency to USD as its functional and presentation currency. See “Critical Accounting Judgements, Estimates and Assumptions” for more details.

Overview

Mobilicom is a provider of hardware products and software and cybersecurity solutions that it designs, develops and manufactures and are embedded into small drones or SUAVs, and into robotic systems, or robotics. Mobilicom holds both patented technology and unique know-how. It aims to further develop its global customer base by increasing the number of design wins and targeted pilot projects and ultimately cross-sell other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security and courier market segments. “Design wins” are the large-scale and exclusive adoption of the component products by OEM customers on an ongoing basis. The “pilot projects” refers to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

Operating Results

Comparison of the periods ended June 30, 2024 and 2023

Revenue and Other income

	For the six months ended June 30,
Revenue	2024	2023	Increase/Decrease
Revenue	$1,804,765	$543,431	$1,261,334
Other income:
Government grants from IIA	45,977	72,980	(27,003)
Interest income	123,388	196,555	(73,167)
Foreign exchange gains	136,518	906,343	(769,825)
Fair value gains from financial liability	1,292,371	146,661	1,145,710
Total Revenue and Other income	$3,403,019	$1,865,970	$1,537,049

Revenue

Revenues for the six months period ended June 30, 2024, were $1,804,765, compared to $543,431 for the six months period ended June 30, 2023, an increase of $1,261,334 or 132%. The increase resulted mainly from orders by US and Israeli Tier-1 customers delivered within the period.

Government grants from IIA

Grants received under IIA research and development supported programs for the period ended June 30, 2024, were $45,977, compared to $72,980 for the period ended June 30, 2023, a decrease of $27,003 or 37%. The decrease resulted primarily from the timing of submission of supported programs’ performance reports. The Company continues to seek additional supported programs.

Interest income

Interest income from short-term bank deposits, for the period ended June 30, 2024, was $123,388, compared to $196,555 for the period ended June 30, 2023, a decrease of $73,167 or 37%. Short-term deposits attributed to the outstanding cash balances, within each of the comparable periods, mainly from proceeds received from the Company’s January 2024 registered direct offering and August 2022 initial public offering.

Foreign Exchange gains

Foreign exchange gains were $136,518 for the period ended June 30, 2024, compared to $906,343 for the period ended June 30, 2023, a decrease of $769,825 or 85%. Foreign exchange gains are mainly due to the effect of changes in currency exchange rates between the USD, the New Israeli Shekel (NIS) and the AUD.

Fair value gains from financial liability

Fair value gains from financial liability were $1,292,371 for the period ended June 30, 2024, compared to $146,661 for the period ended June 30, 2023, an increase of $1,145,710 or 681%. Fair value gains from financial liability are attributed to revaluation gain between measured periods related with the warrants issued in the Company’s January 2024 registered direct offering and August 2022 initial public offering.

Cost of Goods Sold and Gross Profit

	For the six months ended June 30,
	2024	2023	Increase/Decrease
Revenue	$1,804,765	$543,431	$1,261,334
Cost of Goods Sold	(802,151)	(227,074)	(575,077)
Gross Profit	$1,002,614	$316,357	$686,257

The Company continued to maintain high gross margins for the period ended June 30, 2024, of 56% compared to 58% for the period ended June 30, 2023. The high gross margin is mostly explained by the Company’s products being high-end IP based technology (beyond the hardware value), as well as effective costs-reduction planning for components acquisitions including purchasing components and materials in advance to prepare for future orders. Increase in cost of goods sold was in-line with the increase in revenue.

Expenses

	For the six months ended June 30,
	2024	2023	Increase/Decrease
Expenses:
Sales and Marketing	$924,449	$935,840	$(11,391)
Research and Development	1,047,126	1,008,289	38,837
General and Administrative	1,127,117	1,058,180	68,937
Finance costs	1,099,051	16,971	1,082,080
Total expenses	$4,197,743	$3,019,280	$1,178,463

Sales and Marketing expenses.

Sales and marketing expenses were $924,449 for the period ended June 30, 2024, compared to $935,840 for the period ended June 30, 2023, a decrease of $11,391 or 1%. The decrease is primarily due to a decrease in consultants’ costs.

Research and Development expenses.

Research and development expenses were $1,047,126 for the period ended June 30, 2024, compared to $1,008,289 for the period ended June 30, 2023, an increase of $38,837 or 4%. The increase is mainly due to continued investment in the development of new products, such as the Company’s recently released OS3 operations system, and additional features to other Company’s products.

General and Administrative expenses.

General and administrative expenses were $1,127,117 for the period ended June 30, 2024, compared to $1,058,180 for the period ended June 30, 2023, an increase of $68,937 or 7%. The increase is primarily related with differences under share-based compensation costs between the comparable periods, partially offset by a decrease in public company related costs following the Company’s transition from dual-listed company to a single-listed company (Nasdaq) after the Company delisted from Australian Securities Exchange, or ASX, in November 2023.

Financial costs.

Financial costs were $1,099,051 for the period ended June 30, 2024, compared to $16,971 for the period ended June 30, 2023, an increase of $1,082,080. Financial costs for the period ended June 30, 2024, are primarily related to valuation of warrants issued under private placement in January 2024, in connection with January 2024 registered direct offering. Financial costs for the period ended June 30, 2023, are primarily related to interest paid under the Company’s lease agreements.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. A comprehensive discussion of the Company’s critical accounting judgments, estimates and assumptions is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Annual Report, as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.

Critical Accounting Policies

Financial statements in U.S. dollars

On January 1, 2024, the Company transitioned to USD as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis. The change in presentation currency was followed by a change in the functional currency of the Company to USD, requiring re-measurement from the local currency into USD. All exchange gains and losses resulting from the re-measurement are reflected in the consolidated statement of profit or loss and other comprehensive income, as appropriate.

Prior to January 1, 2024, the Company’s functional currency was the AUD. Accordingly, the Company’s financial statements were translated into USD. All statements of financial position accounts were translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income were translated using the average exchange rate prevailing during the year. The resulting translation adjustments were reported as a component of shareholders’ equity under accumulated other comprehensive income.

Effective as of the Company’s fiscal year beginning January 1, 2024, the Company’s functional currency became the USD. International Accounting Standards (“IAS”) 21 “The Effects of Changes in Foreign Exchange Rates” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change. Management determined it would enact this change effective on January 1, 2024. While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment in which the Company operates, has evolved over time. As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis of changes in: management of operations, process and in the composition of cash and equity balances. The Company has implemented budgeting in USD, whereas this was previously performed in AUD. The Company’s cash inflows consist primarily of USD cash balances and less of AUD, as also reflected in the budget. Following its delisting from the ASX in November 2023, the Company focused its capital raise efforts primarily in USD. Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while AUD cash balances will continue to produce a net outflow.

Management re-evaluated all indicators established in IAS 21 to determine the Company’s functional currency. Such indicators include i) cash flow, ii) expense, iii) financing and iv) intercompany transactions and arrangements. Management determined that the cash flow and financing indicators were most relevant to the Company’s operations and its primary economic environment. At the time of the assessment adopted on January 1, 2024, cash flows generated by the Company that relate to its assets and liabilities now directly affect its cash flows and are readily available for remittance to the Company. The majority of cash flow of its operations is denominated in USD. Significant asset and equity items on the Company’s balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions. Furthermore, most of the Company’s generated cash flows are now invested in USD based cash and cash equivalents. Since such investments are short-term, cash is readily available for the Company’s current needs. Thus, the USD is the primary currency from which the Company generates and accumulates cash.

When considering all relevant facts together, management concluded that the USD best reflects the currency of the primary economic environment in which the Company currently operates. Therefore, USD is the functional currency as a result of the change in the most significant economic facts and circumstances from cash flow and financing indicators. As a result, the Company adopted USD as the functional currency effective January 1, 2024.

The change was accounted for prospectively from the date of the change in accordance with IAS 21. The translated balances of monetary and nonmonetary assets and liabilities recorded in the Company’s financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change. To the extent the Company had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

The following table summarizes the impact on both consolidated net loss and other comprehensive income (loss) utilizing USD as the Company’s functional currency as of June 30, 2024, compared to the related impact if the Company’s functional currency would have remained AUD (excluding foreign exchange from transactions denominated in AUD recorded in the respective period):

	USD as Functional Currency (in USD)	AUD as Functional Currency (in USD)(*) (Unaudited Pro Forma)

Financial income, net - attributed to foreign translation gain	136,518	694,958
Other comprehensive loss - attributed to foreign currency translation adjustments	(170,590)	(476,413)

(*) The conversion from AUD into USD was made at the exchange rate as of June 30, 2024, on which USD 1.00 equaled AUD 1.518.

Liquidity and Capital Resources

As of June 30, 2024, the Company has not achieved positive cash flow from operations and incurred a net loss of $1,653,875 for the period ended June 30, 2024, and generated $24.0 million of accumulated losses since inception.

The Company has financed its operations to date primarily from its January 2024 $2.95 million registered direct offering, its August 2022 $13.3 million initial public offering on Nasdaq Capital Market, public offerings on the ASX, and sales of the Company’s products.

As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of $9.7 million. Additionally, the Company also recognized a total of $443,568 as receivables. The Company estimates that it has adequate financial resources for at least 12 months from the date of this report, based on its current cash and receivables balances and its current ongoing operations. The unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

In addition, its operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds in the future. the Company’s future capital requirements will depend on many factors, including:

●	the progress and costs of its research and development activities;

●	the costs of manufacturing its products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of its expanding sales and marketing activities, as well as the potential costs of contracting with third parties to provide marketing and distribution services for it or for building such capacities internally; and

●	the magnitude of its general and administrative expenses.

Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that it requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all. If the Company is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in continued innovation, the Company may not be able to compete successfully, which would harm its business, results of operations, and financial condition.

Cash Flows

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	$(1,089,458)	$(2,131,935)
Net cash used in investing activities	(19,458)	(4,304)
Net cash provided by / (used in) financing activities	2,398,543	(145,240)
Increase (decrease) in cash and cash equivalents and restricted cash	1,289,627	(2,281,479)
Cash and cash equivalents and restricted cash, at the beginning of the period	8,444,709	12,891,672
Cash and cash equivalents and restricted cash, at the end of the period	9,734,336	10,610,193

Net cash used in operating activities

For the periods ended June 30, 2024, and 2023, net cash used in operating activities was $1,089,458 and $2,131,935, respectively. The increase between the periods is primarily due to an increase in receipts from customers, partially offset by an increase in payments to suppliers and employees.

Net cash used in investing activities

For the periods ended June 30, 2024, and 2023, the net cash used in investing activities was $19,458 and $4,304, respectively.

Net cash provided by financing activities

For the period ended June 30, 2024, the net cash provided by financing activities was $2,398,543. Net cash provided by is primarily attributed to proceeds from share issuances in the January 2024 registered direct offering, less capital raise costs. For the period ended June 30, 2023, the net cash used in financing activities was $145,240. Net cash used for is primarily attributed to repayment of lease liabilities.